ventracor

Ventracor Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Sydney Australia

T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

17 November 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

Andrew Geddes
Investor & Media Relations Manager

encl

ventracor

asx announcement

FDA Approves Home Discharge for Patients

SYDNEY Australia, 17 November 2006: Ventracor (ASX:VCR) today announced that the US Food & Drug Administration (FDA) has approved the company's request to allow home discharge of patients implanted with the VentrAssist under the US Feasibility Trial.

Chief Executive Officer Peter Crosby said: "Until now, US VentrAssist patients have been required to remain in hospital or an intermediate care facility until heart transplant.

"Removing this requirement makes participation in the US Feasibility Trial more attractive to patients because they are able to return to their home once they are discharged by their physician."

"We expect this approval will be a catalyst for recruitment in coming weeks, and is a key step on the path towards meeting our previously announced milestone of commencement of enrolment in the US Bridge To Transplant (BTT) Pivotal Trial in early 2007," Mr Crosby said.

The FDA approval is conditional on the company making amendments to the labeling of the VentrAssist within 45 days, however the ability for patients to be discharged home is immediate.

About Ventracor
Ventracor is a global medical device company which has developed an implantable blood pump, the VentrAssist left ventricular assist device (LVAD), as therapy for patients in end stage heart failure. Ventracor plans to bring the VentrAssist to the global market.

Further information, visit www.ventracor.com or contact

Andrew Geddes
Manager, Investor Relations
Ventracor
02 9406 3086